Exhibit 99.1

(English Translation)

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF THE ITEM 12 OF THE MINUTES OF THE 302nd BOARD OF DIRECTORS MEETING HELD ON SEPTEMBER 30, 2021.

As Secretary of the Board of Directors Meeting, I CERTIFY that item 12 “EXTRA AGENDA: Sale of RJ real estate” of the Minutes of the 302nd Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization held on September 30, 2021, at 2:00 p.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

“As to item (12) of the Agenda, the Board members unanimously approved the proposal to sell the Company's property located in Rio de Janeiro, at Rua Humberto de Campos, 425, Leblon, with a land area of approximately 2,295m2 and a constructed area of 13,182m2, under the terms and conditions presented and described in the supporting material, with emphasis on the fact that the transaction is subject to prior due diligence by the promissory purchaser and approval by ANATEL (or any other agency essential for approval of the transaction), in addition to other usual conditions precedent. The Court of the 7th Corporate Court of the Judicial District of the Capital City of the State of Rio de Janeiro will be made aware of the approval granted herein and the issuance of a court order will be requested for the transfer of the asset. Finally, it was recorded that, after inquiries from the Coordinator of the Audit, Risks and Controls Committee, Mr. Henrique Luz, the Company's Executive Board confirmed the fulfillment of the internal compliance processes, with regard to the sale of properties owned by the Company.”

All members of the Board of Directors were present in the meeting and signing members Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana, Mr. Raphael Manhães Martins and Mr. Luís Maria Viana Palha da Silva (represented by Mr. Mateus Affonso Bandeira).

Rio de Janeiro, September 30, 2021.

Luciene Sherique Antaki

Secretary of the Meeting